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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                               SAFLINK Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    786578104
 ------------------------------------------------------------------------------
                                 (CUSIP Number)

                               November 27, 2002
           -----------------------------------------------------------
             (Date of Event which requires filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Statement is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 786578104                    13G                 Page  2  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SDS Merchant Fund, L.P.
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 2,355,704
       OWNED BY    -------------------------------------------------------------
         EACH              6      SHARED VOTING POWER
      REPORTING
        PERSON                    0
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  2,355,704
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,355,704
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [  ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786578104                    13G                 Page  3  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            SDS Capital Partners, LLC
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY    -------------------------------------------------------------
         EACH              6      SHARED VOTING POWER
      REPORTING
        PERSON                    2,355,704
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  0
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  2,355,704
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,355,704
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [  ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786578104                    13G                 Page  4  of  8  Pages

--------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Mr. Steven Derby
--------------------------------------------------------------------------------

    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [X]

                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3       SEC USE ONLY


--------------------------------------------------------------------------------

    4       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
      NUMBER OF            5      SOLE VOTING POWER
        SHARES
     BENEFICIALLY                 0
       OWNED BY    -------------------------------------------------------------
         EACH              6      SHARED VOTING POWER
      REPORTING
        PERSON                    2,355,704
         WITH      -------------------------------------------------------------
                           7      SOLE DISPOSITIVE POWER

                                  0
                   -------------------------------------------------------------
                           8 SHARED DISPOSITIVE POWER

                                  2,355,704
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,355,704
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           [  ]
--------------------------------------------------------------------------------
   11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%

--------------------------------------------------------------------------------

   12      TYPE OF REPORTING PERSON*

           IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 786578104                    13G                 Page  5  of  8  Pages
--------------------------------------------------------------------------------

ITEM 1(a).     Name of Issuer:

               SAFLINK Corporation

Item 1(b).     Address of Issuer's Principal Executive Offices:

               11911 N.E. First Street 304
               Bellevue, Washington 98005

ITEM 2(a).     Name of Person Filing:
ITEM 2(b).     Address of Principal Business Office or, if none, Residence.
ITEM 2(c).     Citizenship.

               SDS Merchant Fund, L.P. (the "Reporting Person")
               c/o SDS Capital Partners, LLC
               53 Forest Avenue, 2nd Floor
               Old Greenwich, CT 06870
               Delaware limited partnership

               SDS Capital Partners, LLC (the "General Partner")
               53 Forest Avenue, 2nd Floor
               Old Greenwich, CT 06870
               Delaware limited liability company

               Mr. Steven Derby ("Mr. Derby")
               Sole Managing member of the General Partner
               53 Forest Avenue, 2nd Floor
               Old Greenwich, CT 06870
               United States citizen

Item 2(d).     Title of Class of Securities:

               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:

               786578104

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

               Not Applicable

CUSIP No. 786578104                    13G                 Page  6  of  8  Pages
--------------------------------------------------------------------------------

Item 4.        Ownership.  As of November 27, 2002:

               1.  The Reporting Person.

               (a)   Amount  beneficially  owned:  2,355,704  shares  of  Common
                     Stock.

               (b)   Percent of Class:12.1%

               (c)   Number of shares as to which such person has:

                     (i)   sole power to vote or direct the vote: 2,355,704

                     (ii)  shared power to vote or direct the vote: 0

                     (iii) sole power to dispose or direct the  disposition  of:
                           2,355,704

                     (iv)  shared power to dispose or direct the disposition of:
                           0

               2.  The General Partner - same as Mr. Derby, see below.

               3.  Mr. Derby.

               (a)   Amount beneficially owned: 2,355,704 shares of Common
                     Stock.

               (b)   Percent of Class:12.1%

               (c)   Number of shares as to which such person has:

                     (i)   sole power to vote or direct the vote: 0

                     (ii)  shared power to vote or direct the vote: 2,355,704

                     (iii) sole power to dispose or direct the disposition of: 0

                     (iv)  shared power to dispose or direct the disposition of:
                           2,355,704

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the Security Being Reported on by the Parent Holding Company.

               Not Applicable.

CUSIP No. 786578104                    13G                 Page  7  of  8  Pages
--------------------------------------------------------------------------------

Item 8.        Identification and Classification of Members of the Group.

               Not Applicable.

Item 9.        Notice of Dissolution of Group.

               Not Applicable.

CUSIP No. 786578104                    13G                 Page  8  of  8  Pages
--------------------------------------------------------------------------------

Item 10.       Certification.

               By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

                    After  reasonable  inquiry and to the best of the  Reporting
               Person's knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

               Dated:  December 10, 2002


                                        SDS MERCHANT FUND, L.P.
                                        By:  SDS Capital Partners, LLC,
                                             its General Partner


                                        By: /s/ Steven Derby
                                            --------------------------------
                                             Name:  Steven Derby
                                             Title: Managing Member


                                        SDS CAPITAL PARTNERS, LLC

                                        By: /s/ Steven Derby
                                            --------------------------------
                                             Name:  Steven Derby
                                             Title: Managing Member


                                            /s/ Steven Derby
                                            --------------------------------
                                                Steven Derby